UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX ANNOUNCES PROFIT FOR THE SECOND QUARTER 2018 OF $16.6 MILLION, OR $0.42 PER SHARE, AND

YEAR-TO-DATE 2018 OF $31.1 MILLION, OR $0.79 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, July 20, 2018

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the second quarter (“2Q18”) and six months (“6M18”) ended June 30, 2018.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	6M18	6M17	2Q18	1Q18	2Q17
Key Income Statement Highlights
Net Interest Income ("NII")	$54.5	$63.8	$27.9	$26.6	$29.3
Fees and commissions, net	$8.1	$8.3	$5.0	$3.1	$5.0
Impairment loss from ECL on loans, loan commitments and financial guarantees contracts	$3.7	$8.5	$1.8	$2.0	$4.3
Operating expenses (1)	$25.7	$23.8	$11.4	$14.3	$12.6
Profit for the period	$31.1	$40.9	$16.6	$14.5	$17.5
Profitability Ratios
Earnings per Share ("EPS") (2)	$0.79	$1.04	$0.42	$0.37	$0.44
Return on Average Equity (“ROAE”) (3)	6.0%	8.1%	6.4%	5.6%	6.9%
Return on Average Assets (“ROAA”)	0.99%	1.23%	1.07%	0.91%	1.08%
Net Interest Margin ("NIM") (4)	1.75%	1.91%	1.81%	1.68%	1.80%
Net Interest Spread ("NIS") (5)	1.29%	1.58%	1.31%	1.26%	1.44%
Efficiency Ratio (6)	41%	33%	36%	47%	37%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (7)	$6,054	$5,840	$6,054	$5,731	$5,840
Treasury Portfolio	$94	$79	$94	$85	$79
Total assets	$6,331	$6,422	$6,331	$5,875	$6,422
Total stockholders' equity	$1,047	$1,024	$1,047	$1,047	$1,024
Market capitalization (8)	$975	$1,078	$975	$1,127	$1,078
Tier 1 Basel III Capital Ratio (9)	20.0%	20.3%	20.0%	22.6%	20.3%
Total assets / Total stockholders' equity (times)	6.0	6.3	6.0	5.6	6.3
Liquid Assets / Total Assets (10)	10.3%	12.0%	10.3%	9.3%	12.0%
NPL to Loan Portfolio (11)	0.98%	1.12%	0.98%	1.12%	1.12%
Total allowance for ECL to Commercial Portfolio (12)	1.44%	2.06%	1.44%	1.57%	2.06%
Total allowance for ECL to NPL (times) (12)	1.6	1.9	1.6	1.5	1.9

2Q18 & 6M18 Highlights

•	Profit for the 2Q18 increased 15% QoQ to $16.6 million. Net Interest Income (“NII”) increased 5% on higher Net Interest Margin (“NIM”) (+13 bps), and fee income increased 64% from syndicated transactions. 2Q18 and 6M18 profits decreased by 5% and 24% YoY, respectively, due to lower NII from tighter net lending spreads.

•	The quarterly increase in NII to $27.9 million and NIM to 1.81%, reflected a net positive effect in the repricing of the Bank’s assets and liabilities in an increasing interest rate environment. The Bank maintained a narrow interest rate gap structure due to the short-term nature of its loan portfolio, and was able to pass along LIBOR-based market rates increases in funding to its asset base.

•	NII of $54.5 million for 6M18 decreased 15% YoY on lower NIM (-16 bps YoY), due to tighter net lending spreads from shorter-tenor loan origination. Nevertheless, in 2Q18, the Bank originated $538 million in longer tenor loans (up from $79 million in 1Q18 and $66 million in 2Q17).

•	Fee income for 2Q18 increased 64% QoQ to $5.0 million (stable YoY), from the closing of two structured syndicated transactions. Commissions from letters of credit and contingencies were stable QoQ and with a positive trend YoY.

•	Efficiency improved to 36% in 2Q18 compared to 47% in 1Q18 and 37% in 2Q17. QoQ improvement came from lower operating expenses (-21% QoQ) and a 2% QoQ increase in total income. 6M18 Efficiency was 41% mostly due to the impact of annual variable compensation expense that was incurred in 1Q18.

•	2Q18 Annualized Return on Average Equity (“ROAE”) was 6.4%, compared to 5.6% in 1Q18 and 6.9% in 2Q17. Year-to-date ROAE stood at 6.0% compared to 8.1% in 6M17. Tier 1 Basel III Capital Ratio remained solid at 20.0% at the end of 2Q18.

•	2Q18 EoP Commercial Portfolio balances increased to $6.1 billion (+6% QoQ; +4% YoY), on stronger demand for credit in the Region and an increase in the Bank’s client base. Average portfolio balances were $5.9 billion in 6M18 (flat YoY).

•	NPL balances were $54.3 million or 0.98% of total Loan Portfolio at the end of 2Q18, compared to NPL balances of $58.8 million and $62.6 million at 1Q18 and 2Q17, respectively, or 1.12%.

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer, said, “Our second quarter results improved relative to the first quarter, with positive performance trends such as higher loan balances and fee-related income, as well as lower operating expenses. However, a more challenging environment is developing, particularly in the region’s three largest economies – Brazil, Mexico and Argentina. During the past several weeks we saw diminishing expectations for economic growth in Brazil due to the truckers’ strike, Argentina’s currency depreciating by more than 30% and Mexico’s election of a populist candidate. These challenges were exacerbated by more protectionist measures out of Washington with potential negative impact on trade and on the region’s economic growth. This environment, if it persists, may influence our perception of credit risk for our performing loan portfolio as well as recoveries for problem loans.”

Mr. Tolchinsky stated that “during the first half of 2Q2018, credit spreads didn’t reflect incremental risk and continued to be influenced by high US dollar liquidity in the region. In the second half of the quarter however, we experienced higher margins. In the coming quarters we will continue to extend the average tenor of our short-term originations and increase medium-term loan originations for good credit quality borrowers. At the same time, from an operational perspective, we will continue to focus on reducing costs and increasing productivity and efficiency.”

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the second quarter 2018. The dividend will be paid on August 15, 2018, to stockholders registered as of July 31, 2018.

▪	Ratings updates: On July 12, 2018, Fitch Ratings affirmed the Bank’s long- and short-term foreign currency Issuer Default Rating at ‘BBB+/F2’ respectively; with a “Stable” Outlook.

2

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.
-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.
2)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.
3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.
4)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.
5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.
6)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income.
7)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.
8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.
9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.
10)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.
11)	Loan Portfolio refers to loans, gross of the allowance for expected credit losses and unearned interest and deferred fess.
12)	Total allowance for ECL refers to allowance for expected credit losses on loans plus allowance for expected credit losses on loan commitments and financial guarantee contracts.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

3

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, July 20, 2018 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 35690080.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

4